Exhibit 99.1

Molecular Data Inc. Announces Change of Independent Registered Public Accounting Firm

SHANGHAI, China, October 23, 2020 — Molecular Data Inc. (“Molecular Data” or the “Company”) (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced that, effective October 23, 2020, the Company has appointed Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as the Company’s independent registered public accounting firm. Ernst & Young Hua Ming LLP (“E&Y”) didn’t stand for re-election as the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm has been approved by both the audit committee and the board of directors of Molecular Data, and was not the result of any disagreement between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The reports of E&Y on the Company’s consolidated financial statements for the fiscal years ended December 31 between 2016 and 2019 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2017, 2018 and 2019 and through the subsequent interim period on or prior to October 23, 2020, neither the Company nor anyone on its behalf has consulted with MarcumBP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MarcumBP which MarcumBP concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community APP and other ancillary platforms.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-5419-9057

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com